EZchip Semiconductor Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam, 20692 Israel

             September 17, 2014

Mr. Mark P. Schuman
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2013 Filed on March 27, 2014 File No. 000-20860

Dear Mr. Schuman:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated September 11, 2014, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

We have repeated the comment in italics and set forth our response in plain type below.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview

Manufacturing, page 22

Please tell us, with a view toward future disclosure, whether you have an agreement with Taiwan Semiconductor Manufacturing Company Limited and/or IBM for the manufacture of your products, and if so, what consideration you have given to including a discussion of the key terms of those agreements.  If you have agreements, written or oral, with Taiwan Semiconductor Manufacturing Company Limited and/or IBM, please advise why they have not been filed as exhibits to the Form 20-F and provide your analysis as to whether you are substantially dependent on such agreement.  Refer to Item 4 of the Instructions as to Exhibits of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that it has filed with the Commission as exhibits to Form 20-F all its agreements with Taiwan Semiconductor Manufacturing Company Limited (TSMC) and International Business Machines (IBM) for the manufacture of its processors, as follows:

Letter to SEC

Customized NP-3, NP-4 and NP-5.  TSMC manufactures the customized version of the Company’s NP-3, NP-4 and NP-5 processors sold to Cisco.  Pursuant to the Company’s agreements with Marvell and Cisco, Marvell assumes the responsibility for such manufacturing and the Company is not a party to any of Marvell’s arrangements with TSMC.

•	The Company’s agreements with Marvell and Cisco were filed with the Commission as Exhibits 4.6, 4.7, 4.8, 4.9 and 4.10 to the Company’s Form 20-F for the year ended December 31, 2010.

NP-3.  (General Version).  IBM manufactures the Company’s general version NP-3 processors.

•	The Company’s agreements with IBM were filed with the Commission as Exhibits 4.11, 4.12 and 4.13 to the Company’s Form 20-F for the year ended December 31, 2010.

NP-2.  TSMC manufactures the Company’s NP-2 processors, as subcontractor for eSilicon Corporation.

•	The Company’s agreement with eSilicon Corporation was filed with the Commission as Exhibit 4.8 to the Company’s Form 20-F/A for the year ended December 31, 2007.

The Company will evaluate its future agreements, including manufacturing agreements, to determine whether any such agreement is of the type that requires filing in accordance with Item 4 of the Instructions as to Exhibits of Form 20-F.

On behalf of the Company I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our U.S. Counsel, Steven Glusband, at 212-238-8605, or me at 011-972-4-959-6602.

Very truly yours,

/s/Dror Israel
Dror Israel
Chief Financial Officer

SJG:gb

cc:         Ji Kim, Attorney Adviser, Securities Exchange Commission